ONLINE DISRUPTIVE TECHNOLOGIES, INC.
3120 S. Durango Dr. Suite 305,
Las Vegas, Nevada 89117,
Tel: 702-579-7900

December 14, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Matthew Crispino
Staff Attorney

Dear Sirs:

Re:	Online Disruptive Technologies, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1 (the “S-1”)
Filed October 26, 2010
File No. 333-168698

     The Company writes in response to your letter of November 9, 2010 to Benjamin Cherniak, President and sole director of the Company, with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of November 9, 2010.

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: The Company has updated its interim financial statements to the period ended September 30, 2010.

Prospectus Cover Page

2.

We note your response to prior comment 2. Please remove the reference to the “Pink Sheets” on the cover page and elsewhere in the prospectus, such as on pages 13 and 15, as your shares must be offered at a fixed price until they are quoted on the OTC Bulletin Board or an exchange. Selling shareholders must sell at a fixed price until an actual trading market develops. Quotation on the Pink Sheets is not sufficient to develop an active trading market.

Response:        The Company has removed the reference to the “Pink Sheets” throughout the S-1.

Use of Proceeds, page 12

3.

You indicate on page 12 that you will not be able to launch a “basic version” of your website unless you complete 100% of this offering. Your disclosures on page 20 state that you have completed a “basic version” of the mathematical algorithm that will score each relationship and your current focus is to develop the final version of the mathematical algorithm. Please explain what you mean by “basic version” of your website and describe further the functionality of your website with a basic version of the mathematical algorithms versus a final version of the algorithms. In addition, we note your disclosures on page 66, which indicate that you will need $10,000 to complete the back end of the website including mathematical algorithms. Please clarify, and revise your disclosures as necessary, to indicate whether $10,000 is the amount required to complete both the basic and final versions of the mathematical algorithms. Also, to the extent the final version of the website is not complete, then tell us how you determined the marketability of your website and how you concluded that revenues earned from the basic version of the RelationshipScoreboard.com website will sufficiently contribute to your cash inflows and allow you to meet your operating expenses and obligations for the next twelve months.

Response: The Company has revised its disclosure in the “Current Stage of Development of the Website” section on page 20 and “Prospectus Summary — Our Business” on page 4 to clarify that the Company requires the final version of the mathematical algorithm to launch the basic version of its website. The Company determined the marketability of its website based on Benjamin Cherniak’s experience. The Company has deleted the statement that it plans that revenues earned from the basic version of its website will allow it to meet its operating expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

4.	Please relocate this disclosure so that it follows your business discussion and precedes your financial statements.

Response: The Company has relocated its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to page 29.

Transactions with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 71

5.

We note your response to prior comment 22. Please clarify in your disclosure the total amount of money that the company owes to Mr. Hough as of the latest practicable date. Refer to paragraphs (a)(5) and (d)(1) of Item 404 of Regulation S-K.

Response: The Company has revised the disclosure in the “Transactions with Related Persons, Promoters and Certain Control Persons and Corporate Governance” on page 37 to indicate the amount of money that the Company owes to Mr. Hough as of the latest practicable date.

Where You Can Find Additional Information, page 74

6.

We note your response to prior comment 23. You indicate in your revised disclosure that upon the effectiveness of the registration statement, you will be considered a Section 15(d) filer because you are not registering a class of securities under Section 12 of the Securities Exchange Act of 1934. However, you also disclose in this section that you intend to file a registration statement on Form 8-A to register your common stock under the Exchange Act concurrently with or immediately following the effectiveness of the registration statement. Please reconcile these seemingly inconsistent statements. Also, it appears that you have removed some of the information required by Item 101(e)(2) of Regulation S-K. Please provide all of the required disclosure or advise.

Response: The Company has revised its disclosure in the “Where You Can Find Additional Information” section on page 38 to indicate that the Company anticipates filing a registration statement on Form 8-A.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Bernard Pinsky, at (604) 643-3153.

Yours truly,

ONLINE DISRUPTIVE TECHNOLOGIES, INC.

/s/ Benjamin Cherniak
Benjamin Cherniak
President, and Director